Exhibit 99.2

Apollomics Announces Completion of Filing of Appeal of Nasdaq Delisting Order

Apollomics Inc. (NASDAQ:APLM APLMW)

FOSTER CITY, CA, UNITED STATES, September 25, 2025/EINPresswire.com/ - Appeal of Nasdaq Delisting Order Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a California based late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, announced that on September 23, 2025 the Company has completed the filing of its application to appeal the delisting notification previously received from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) and request a hearing before a Nasdaq Hearings Panel to review the Staff’s determination. Although the Company believes that it will prevail in its appeal, there is no guarantee that the Company will be able to win, or will regain or maintain its Nasdaq listing.

Stay Notice of the Cayman Litigation

As previously disclosed, on July 22, 2024, the Company received a copy of a Writ and Statement of Claim filed in the Grand Court of the Cayman Islands by an investment manager for two minority investors in the Company (the “Cayman Litigation”).

Upon joint application of the parties, the Grand Court of the Cayman Islands has issued a consent order that all further proceedings of the Cayman Litigation would be stayed from and after September 12, 2025, until further order.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trialin the United States and over 10 other countries. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib, future proceedings with respect to the Cayman Litigation, or the appeal of, response to, or outcome of the Nasdaq delisting notification, are forward-looking statements. When used in this press release, the words “could” “should,” ”will,” “may,” “believe” “anticipate,” “intend,” “estimate,” “expect,” ”seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2024, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Peter Lin

Apollomics Inc.

+1 650-209-4055

email us here

This press release can be viewed online at: https://www.einpresswire.com/article/852261836/

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